                                                                 EXHIBIT 6

Page 47 of the Prospectus.

        In connection with the Acquisition, the Company and the management investors entered into an agreement with PYA/Monarch and the other Institutional Stockholders that provides for certain registration rights with respect to the Common Stock. See "Investment Considerations -- Shares Eligible for Future Sale; Registration Rights."

        In connection with the Acquisition, the Company, PYA/Monarch, the other Institutional Stockholders and the management investors entered into the stockholders agreement which, among other things, provides for the election to the Board of representatives of management and the Institutional Stockholders. The stockholders agreement will terminate on the Offering Closing Date.

        Other Transactions. The Company regularly purchases products from Sara Lee and various Sara Lee affiliates for resale to its customers. Purchases from Sara Lee and such affiliates totalled $69.6 million in fiscal 1992, $63.9 million in fiscal 1993 and $69.8 million in fiscal 1994. The Company believes that such purchases are at prices comparable to prices charged to unrelated distributors of Sara Lee products.

        In the first quarter of fiscal 1992, the Company purchased from Sara Lee the inventory and certain other assets of a Midwestern foodservice distribution operation with annual net sales of approximately $45 million. The purchase price of $2.2 million was calculated based on the cost of the inventory and the book value of the other acquired assets. In connection with this acquisition, the Company leased certain real properties from Sara Lee. The rental payments by the Company under the leases totaled $121,103 in fiscal 1992, $92,267 in fiscal 1993 and $33,560 in fiscal 1994.

        The Company purchases Monarch(R) brand labels from PYA/Monarch. The Company paid PYA/Monarch $34,325 in fiscal 1992, $130,815 in fiscal 1993 and $68,410 in fiscal 1994 for such labels.

        The Company paid PYA/Monarch interest on certain outstanding indebtedness of approximately $9.9 million in fiscal 1992, $11.4 million in fiscal 1993 and $9.0 million in fiscal 1994, all of which was paid in kind.

        Common Stock Issuances in Recapitalization. As part of the Recapitalization, approximately $40.6 million principal amount of the 10% Junior Subordinated PIK Notes held by PYA/Monarch will be converted into 3,381,787 shares of Common Stock. In addition, all of the Company's outstanding Senior Preferred Stock, which is held by PYA/Monarch, will be converted into 23,083 shares of Common Stock. See "The Recapitalization -- Conversion to Common Stock."